Aurora Cannabis and MedReleaf File Arrangement Agreement and Material Change Reports

TSX:ACB      TSX:LEAF

EDMONTON and MARKHAM, ON, May 25, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) and MedReleaf Corp. ("MedReleaf") (TSX: LEAF) today announced the filing on SEDAR of the arrangement agreement dated May 14, 2018 between Aurora and MedReleaf (the "Original Agreement"), as amended by an amending agreement (the "Amending Agreement"), and the material change reports in respect of the previously announced transaction whereby Aurora intends to acquire all of the issued and outstanding common shares of MedReleaf (the "Material Change Reports").

Aurora and MedReleaf have agreed to amend the Original Agreement to include, in the consideration payable to holders of MedReleaf's common shares, (each a "MedReleaf Share"), $0.000001 in cash for each MedReleaf Share. As a result, the consideration under the arrangement has been increased from 3.575 Aurora common shares for each MedReleaf Share to 3.575 Aurora common shares and $0.000001 in cash for each MedReleaf Share. Taxable Canadian resident MedReleaf shareholders will be entitled to elect to receive tax-deferred roll-over treatment in connection with the acquisition by Aurora of their MedReleaf Shares. If a MedReleaf shareholder does not, or is unable to, make an election, then Aurora's acquisition cost for such shareholder's MedReleaf Shares will generally be equal to the fair market value of such shares.

For further information, please visit www.sedar.com to view the Original Agreement, the Amending Agreement and the Material Change Reports.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

The Company's wholly-owned subsidiary CanniMed Therapeutics Inc. ("CanniMed") is Canada's most experienced licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. CanniMed forms the heart of Aurora's Medical Cannabis Centre of Excellence, aimed at product and market development.

Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 25% ownership interest in Alcanna Inc. ("CLIQ"), one of Western Canada's largest retail chains of liquor stores, who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc, and holds 52.7% of Hempco Food and Fiber Inc. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership. Finally, the Company owns a 9.14% stake in CTT Pharmaceutical, an innovative product development company within the cannabis space.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index

About MedReleaf

Canada's most awarded licensed producer, MedReleaf is an R&D-driven company dedicated to innovation, operational excellence and the production of top-quality cannabis. Sourced from around the world and carefully cultivated in one of two state-of-the-art ICH-GMP and ISO 9001 certified facilities in Ontario Canada, with a third facility currently in development, premium MedReleaf products are delivered to the global medical market. MedReleaf serves the therapeutic needs of patients seeking safe, consistent and effective medical cannabis and provides a compelling product offering for the adult-use recreational consumer.

For more information on MedReleaf, its products, research and how the company is helping patients #livefree, please visit MedReleaf.com or follow @medreleaf.

Forward looking statements

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release includes, but is not limited to, the consideration to be received by shareholders of MedReleaf, which may fluctuate in value due to Aurora common shares forming the consideration. In particular, there can be no assurance that the transaction will be completed. Forward looking statements are based on certain assumptions regarding Aurora and MedReleaf, including expected growth, results of operations, performance, industry trends and growth opportunities. While Aurora and MedReleaf consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aurora to implement its business strategies; competition; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Aurora and MedReleaf disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in Aurora's and MedReleaf's public filings and the material change reports that will be filed in respect of this transaction, which are, or will be, available on SEDAR.

SOURCE MedReleaf Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2018/25/c6195.html

%SEDAR: 00042628E

For further information: For Aurora: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.855.279.4652, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1.800.385.5451, cmacphail@national.ca; For MedReleaf: Darren Karasiuk, SVP & GM, Recreational, dkarasiuk@medreleaf.com, +1.855.473.5323; Dennis Fong, LodeRock Advisors, Investor Relations, investorrelations@medreleaf.com, +1.416.283.9930

CO: MedReleaf Corp.

CNW 06:00e 25-MAY-18